Smile Technologies Corporation (the "Corporation") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2021



Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Smile Technologies Corporation

We have reviewed the accompanying financial statements of the Corporation which comprise the statement of financial position for the short year ended December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 6, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	50,000
Total Current Assets	50,000
TOTAL ASSETS	50,000
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Interest	85
Total Current Liabilities	85
Long-term Liabilities	
Notes Payable	50,000
Notes Payable - Related Party	8,315
Total Long-Term Liabilities	58,315
TOTAL LIABILITIES	58,400
EQUITY	
Accumulated Deficit	(8,400)
Total Equity	(8,400)
TOTAL LIABILITIES AND EQUITY	50,000

Statement of Operations

	Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	3,092
General and Administrative	5,223
Total Operating Expenses	8,315
Operating Income (loss)	(8,315)
Other Expense	
Interest Expense	85
Total Other Expense	85
Provision for Income Tax	-
Net Income (loss)	(8,400)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(8,400)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest	85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	85
Net Cash provided by (used in) Operating Activities	(8,315)
FINANCING ACTIVITIES	
Debt Issuances	58,315
Net Cash provided by (used in) Financing Activities	58,315
Cash at the beginning of period	-
Net Cash increase (decrease) for period	50,000
Cash at end of period	50,000

Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount		
Beginning Balance at 1/1/21	-	-	-	-
Issuance of Common Stock	8,000,000	-	-	-
Net Income (Loss)	-	-	(8,400)	(8,400)
Ending Balance 12/31/2021	8,000,000	-	(8,400)	(8,400)

Smile Technologies Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Smile Technologies Corporation ("the Corporation") was formed in Delaware on January 21st, 2021. The Corporation owns a content-based dating app (Smile) that matches users based on their sense of humor. The Smile app pulls funny content from other social media platforms such as TikTok and Instagram, and its users react to that content. Based on the content that they like/dislike, the Smile app uses artificial intelligence to characterize their sense of humor and matches them with people who have a compatible senses of humor. Smile Technologies Corporation's headquarters is in Boston, MA.

The Corporation will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Corporation has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Corporation's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Corporation places its cash and cash equivalents with financial institutions of high credit

worthiness. The Corporation's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Corporation recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Corporation will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Corporation's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional services for consulting, recruiting, and legal, as well as software and subscription services, and other miscellaneous expenses.

Equity based compensation

The Corporation currently has no equity-based compensation plan for any member of its organization.

Income Taxes

The Corporation is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Corporation follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A Shareholder has loaned the Corporation $8,315 to pay for various expenses related to the business. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Corporation or any of its officers. Further, the Corporation is currently complying with all relevant laws and regulations. The Corporation does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Corporation has entered into a convertible note agreement for the purposes of funding operations. The interest on the note is 2%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity on December 31st, 2022.

Loans – See Note 3 for related party payable and Note 7 for loans entered into subsequent to 2021.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	$50,000
2023	$285,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Corporation has authorized 10,000,00 of common shares with a par value of $0.00001 per share. There were 8,000,0000 shares issued and outstanding as of December 31st, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Corporation has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 6, 2022, the date these financial statements were available to be issued.

During 2022, the Corporation has entered into 4 different loans in the amount of $100,000, $25,000, $100,000, and $25,000, respectively. The interest on these notes are 10% with maturity dates within Q1 of 2023.

Additionally, a relationship with various stock owners were terminated in January resulting in 45,000 vested restricted shares being repurchased by the Corporation for $0.00001 per share and 405,000 unvested shared were terminated.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses in its first year since inception and may continue to generate losses. The Corporation's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Corporation will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Corporation to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Corporation for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.